UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Mark Strefling

Whitebox Advisors, LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,961,711 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,961,711 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,961,711 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Asymmetric Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,408 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,408 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,408 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Asymmetric Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,408 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,408 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,408 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,449,042 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,449,042 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,449,042 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,449,042 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,449,042 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,449,042 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,749,569 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,749,569 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,569 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,749,569 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,749,569 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,569 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Concentrated Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,316,014 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,316,014 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,014 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Concentrated Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,316,014 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,316,014 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,014 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 940,457 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 940,457 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,457 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 940,457 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 940,457 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 940,457 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Special Opportunities Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,304 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,304 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,304 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Special Opportunities Fund, LP – Series O
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 173,304 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,304 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,304 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 588,431 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 588,431 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,431 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Tactical Opportunities Fund, a series of Whitebox Mutual Funds a Delaware Statutory Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,484 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,484 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,484 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IV

*	Percent of class is calculated based on 37,093,918 shares of Common Stock issued and outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons’ beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the common stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 4 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors, LLC and certain related parties (the “Reporting Persons”) with respect to the Issuer on September 11, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013 and Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment No. 4 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of April 17, 2015. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 37,093,918 shares of Common Stock outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015. The 345,135 shares of Common Stock issuable upon exercise of the Warrants held by certain of the Reporting Persons have been included in the number of shares of Common Stock deemed outstanding for purposes of these calculations.

(b) See Items 7 through 10 of the cover pages to this Amendment No. 4 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of April 17, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Issuer, WAP, WMSP, WCRAP, WCCAP, PSP and certain other Key Holders entered into a Termination of Stockholders Agreement (the “Termination Agreement”), as of April 10, 2015, which terminated the Stockholders Agreement immediately by its terms. As a result, among other things, Whitebox Advisors, LLC will no longer have the right, subject to certain ownership requirements to be satisfied by it and its affiliates, to designate two persons as nominees for election to the Issuer’s Board of Directors.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.2	Joint Filing Agreement, dated August 26, 2014, among the Reporting Persons (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 27, 2014).

Exhibit No.	Description

99.9	Termination of Stockholders Agreement dated April 10, 2015 by and among Par Petroleum Corporation, Zell Credit Opportunities Master Fund, L.P., ZCOF Par Petroleum Holdings, LLC, Pandora Select Partners, LP, Whitebox Multi-Strategy Partners, LP, Whitebox Credit Arbitrage Partners, LP, Whitebox Concentrated Convertible Arbitrage Partners, LP, and Whitebox Asymmetric Partners, LP. (incorporated by reference to Exhibit 10.1 to the Par Petroleum Corporation Current Report on Form 8-K dated April 10, 2015 and filed on April 13, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015

WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX ASYMMETRIC ADVISORS, LLC

WHITEBOX MULTI-STRATEGY ADVISORS, LLC

WHITEBOX CREDIT ARBITRAGE ADVISORS, LLC

WHITEBOX CONCETNRATED CONVERTIBLE ARBITRAGE ADVISORS, LLC

PANDORA SELECT ADVISORS, LLC

WHITEBOX SPECIAL OPPORTUNITIES ADVISORS, LLC

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX ASYMMETRIC PARTNERS, L.P.

By:	Whitebox Asymmetric Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox Multi-Strategy Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX CREDIT ARBITRAGE PARTNERS, L.P.

By:	Whitebox Credit Arbitrage Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX CONCENTRATED CONVERTIBLE ARBITRAGE PARTNERS, L.P.

By:	Whitebox Concentrated Convertible Arbitrage Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

PANDORA SELECT PARTNERS, L.P.

By:	Pandora Select Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX SPECIAL OPPORTUNITIES FUND, L.P. – SERIES O

By:	Whitebox Special Opportunities Advisors, LLC
General Partner

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX INSTITUTIONAL PARTNERS, L.P.

By:	Whitebox Advisors, LLC
General Partner

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX TACTICAL OPPORTUNITIES FUND,

A series of Whitebox Mutual Funds, a Delaware Statutory Trust

By:	Whitebox Advisors, LLC
Investment Advisor

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer